Exhibit 3.1

This is a translation into English of the articles of association of FI CBM Holdings N.V., as amended by notarial deed of amendment, executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [insert date] 2012. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION.

NAME AND CORPORATE SEAT.

Article 1.

1.	The name of the company is: FI CBM Holdings N.V.

2.	It has its corporate seat in Amsterdam.

3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.

OBJECTS.

Article 2.

The objects of the company are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity.

Within the scope and for the achievement of the above purposes, the company may:

a.	operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

b.	engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

c.	provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described in this Article 2, paragraph a and b, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

d.	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

e.	provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

f.	purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

g.	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

h.	undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

i.	render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

SHARE CAPITAL AND SHARES.1

Article 3.

1.	The authorized share capital of the company amounts to forty million Euro (€ 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares of one Euro cent (€ 0.01) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and special voting shares or the holders thereof, respectively.

2.	When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

[1]	NOTE: Final capital structure to be confirmed by FI.

3.	The company cannot lend its cooperation to the issuance of certificates of beneficial ownership (certificaten van aandelen) for shares in its share capital.

4.	The power to confer voting rights and rights as referred to in Article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.

HOLDING REQUIREMENT IN RESPECT OF SPECIAL VOTING SHARES.

Article 4.

1.	In these articles of association, the following expressions shall have the following meanings:

a.	Qualifying Common Shares means

(i)	common shares that have, for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of one and the same shareholder or its Loyalty Transferees and continue to be so registered; and

(ii)	common shares that have, pursuant to the Initial Allocation Procedures, been allocated to shareholders and registered in the Loyalty Register on the occasion of the Mergers and continue to be so registered;

b.	Qualifying Shareholder means a holder of one or more Qualifying Common Shares;

c.	FI means Fiat Industrial S.p.A.;

d.	FI Merger means the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the company (as acquiring entity);

e.	FI EGM means the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

f.	CNH means CNH Global N.V.;

g.	CNH Merger means the statutory merger pursuant to which CNH (as disappearing entity) has merged into the company (as acquiring entity);

h.	CNH EGM means the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;

i.	EGMs means the CNH EGM and the FI EGM;

j.	Mergers means the FI Merger and the CNH Merger;

k.	Initial Allocation Procedures means the procedures pursuant to which the former shareholders of the two legal predecessors of the company, FI and CNH, that participated in the relevant EGM have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Mergers, as such procedures have been described in the applicable merger documentation;

l.	Loyalty Register means the section in the company’s register of shareholders reserved for the registration of common shares that are, or are purported to become, Qualifying Common Shares;

m.	Person means any individual (natuurlijk persoon), firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

n.	Change of Control means in respect of any Shareholder that is not an individual (natuurlijk persoon):

any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control Transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

o.	Loyalty Transferee means (i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to the fourth degree; and

p.	Affiliate means with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

2.	Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.

3.	Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be entitled to acquire one (1) special voting share for each such Qualifying Common Share.

4.	In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

a.	such shareholder shall be obliged to immediately offer all such special voting shares to the company; and

b.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.

5.	In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:

a.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b.	such shareholder shall be obliged to immediately offer all such special voting shares to the company.

6.	In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more Common Shares, the Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

7.	In respect of special voting shares offered to the company pursuant to paragraph 4 of this article, the offering shareholder and the company shall determine the purchase price by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87b paragraph 3 of the Civil Code.

ISSUANCE OF SHARES.

Article 5.

1.	The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.	The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.	If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.	Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof, the company shall deposit the complete text of such resolution at the office of the Trade Register in the Netherlands where the company is registered. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Trade Register in the Netherlands where the company is registered of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class.

5.	What has been provided in the paragraphs 1 to 4 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

6.	Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a EU member state, which is comparable thereto.

7.	The board of directors is expressly authorized to enter into the legal acts referred to in Article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.

8.	For a period of five (5) years as of [insert date, on which these articles become effective], the board of directors shall irrevocably be authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the company’s authorized share capital as set out in Article 3, paragraph 1 of these articles of association.

RIGHT OF PRE-EMPTION.

Article 6.

1.	In the event of an issuance of common shares every holder of common shares of that class shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to directors or employees of the company or of a group company pursuant to any option plan of the company.

2.	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

3.	In the event of an issuance of special voting shares to Qualifying Shareholders or an issuance of pre-emption shares, shareholders shall not have any right of pre-emption.

4.	The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of this article, within what period the right of pre-emption may be exercised.

5.	The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the State Gazette and as provided in Article 18 paragraph 4 hereof.

6.	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement.

7.	The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if it has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation to the board of directors the provisions of the last three sentences of paragraph 3 of Article 5 shall apply mutatis mutandis.

8.	For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution; provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to approve such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Trade Register.

9.	When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

ACQUISITION BY THE COMPANY OF SHARES IN ITS OWN SHARE CAPITAL.

Article 7.

1.	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

2.	The company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

a.	the general meeting of shareholders has authorized the board of directors to make such acquisition - which authorization shall be valid for no more than eighteen (18) months - and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and

b.	the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

c.	the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of item b above. If no annual accounts have been confirmed and adopted when more than six (6) months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

3.	No authorisation shall be required, if the company acquires its own shares for the purpose of transferring the same to directors or employees of the company or a group company as defined in Article 2:24b of the Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

4.	The preceding paragraphs 1 and 2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).

5.	No voting rights may be exercised in the general meeting of shareholders for any share held by the company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the company or any of its subsidiaries. The company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

6.	Any acquisition by the company of shares that have not been fully paid up shall be void.

7.	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate the conditions of the disposal.

REDUCTION OF THE ISSUED SHARE CAPITAL.

Article 8.

1.	The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal amount of the shares by means of an amendment to the company’s articles of association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

2.	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.

3.	Any reduction of the nominal amount of shares without repayment must be made pro rata on all shares of the same class.

4.	A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

5.	A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

6.	The notice convening a meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto.

The second and third paragraph of Article 2:123 of the Civil Code shall mutatis mutandis be applicable.

7.	The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

SHARES AND SHARE CERTIFICATES.

Article 9.

1.	The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine. The numbers of the special voting shares that are issued or allocated to Qualifying Shareholders, shall correspond to the numbers of the relevant Qualifying Common Shares.

2.	The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

3.	Share certificates shall not be provided with a set of dividend coupons or a talon.

4.	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.

5.	The exchange referred to in paragraph 2 of this article shall be free of charge.

6.	Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.

7.	The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.	On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates.

Replacement share certificates will bear the numbers and letters of the documents they replace.

REGISTER OF SHAREHOLDERS.

Article 10.

1.	The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

2.	In the register of shareholders, the registrar shall separately administer a Loyalty Register in which the registrar shall enter the name and address of shareholders who have requested the board of directors to be registered in the Loyalty Register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

3.	A shareholder who is included in the Loyalty Register may at any time request to be de-registered from the Loyalty Register for some or all of its common shares included therein.

4.	The registrar shall be authorized to keep the register in an electronic form and to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares of the company are listed.

5.	The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1, 2 and 3 of this article.

6.	The register shall be kept up to date regularly.

7.	The registrar shall make the register available for inspection by the shareholders at the registrar’s office.

8.	Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register in respect of their registration.

9.	The registrar shall be authorized to disclose information and data contained in the register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the company’s shares are listed from time to time.

TRANSFER OF SHARES.

Article 11.

1.	The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2 of this article. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.

The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

BLOCKING CLAUSE IN RESPECT OF SPECIAL VOTING SHARES.

Article 12.

1.	Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 4 paragraph 4 of these articles of association may only be effected with due observance of the paragraphs of this article.

2.	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.

3.	If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in paragraph 4 of this article, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

4.

If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

5.	The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

BOARD.

Article 13.

1.	The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the members of the board of directors shall consist of non- executive directors.

2.	Subject to paragraph 1 of this article, the board of directors shall determine the number of directors.

3.	The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

4.	The company shall have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at least raise the subjects referred to in Article 2:383 (c) to (e) of the Civil Code, to the extent they concern the board of directors.

5.	With due observation of the remuneration policy referred to in paragraph 4 above and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

6.	The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.

Failure to obtain the approval of the general meeting of shareholders shall not affect the powers of representation of the board of directors.

7.	The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Article 14.

1.	The board of directors shall, subject to the limitations contained in these articles of association, be in charge of the management of the company.

2.	The chairman of the board of directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The board of directors may grant titles to directors, including - without limitation - the titles of chairman, co-chairman, chief executive officer, president or vice-president. The board of directors may furthermore appoint a company secretary.

3.	The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.

The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for delegation of powers.

The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to paragraph 3 of Article 1, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.

4.	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.

5.	A member of the board of directors may only be represented by a co-member of the board of directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the board of directors may not act as proxy for more than one co-member.

6.	All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

7.	The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

8.	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

a.	the transfer to a third party of the business of the company or practically the entire business of the company;

b.	the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

c.	the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

9.	Failure to obtain the approval required under paragraph 8 of this article shall not affect the powers of representation of the board of directors.

10.	In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries of the company for an amount in excess of the threshold referred to in the preceding paragraph 8 under c of this article, the board of directors shall, if and when such bid is made public, at its earliest convenience issue a public position statement in respect of such offer.

11.	If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the management shall temporarily be vested with the remaining directors or the remaining director, provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

COMMITTEES.

Article 15.

1.	The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a nomination committee.

2.	The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.

3.	The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraphs. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

REPRESENTATION.

Article 16.

The general authority to represent the company shall be vested in the board of directors, as well as in executive directors to whom the title chairman, co-chairman or chief executive officer has been granted severally. The board of directors may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouder) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors may determine and shall notify to the Trade Register.

INDEMNITY.

Article 17.

The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

GENERAL MEETING OF SHAREHOLDERS.

Article 18.

1.	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.

2.

Furthermore, general meetings of shareholders shall be held in the case referred to in Article 2:108a of the Civil Code and as often as the board of directors, the chairman or co-chairman of the board of directors, the Senior

Independent Board Member or the chief executive officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

3.	Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

4.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.

5.	All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these articles of association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

6.	In addition to paragraph 5 above, convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the company for this purpose.

7.	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

8.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.

9.	The agenda of the annual general meeting shall contain, inter alia, the following items:

a.	adoption of the annual accounts;

b.	granting of discharge to the members of the board of directors in respect of the performance of their duties in the relevant financial year;

c.	the policy of the company on additions to reserves and on dividends, if any;

d.	if, applicable, the proposal to pay a dividend;

e.	if applicable, discussion of any substantial change in the corporate governance structure of the company; and

f.	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of paragraph 8 above.

10.	The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

11.	If a right of approval is granted to the general meeting of shareholders by law or these articles of association (for instance as referred to in Article 13 paragraph 6 and Article 14 paragraph 8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 5), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

12.	When convening a general meeting of shareholders, the board of directors may determine that, for the purpose of Article 18 and Article 19 of these articles of association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

13.

If a proposal to amend the company’s articles of association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company and on the website of the company, as from the day the meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

Article 19.

1.	The general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the board of directors to act as chairman for such meeting.

2.	One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.	The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

4.	If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company’s expense.

5.	As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

6.	Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

7.	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

8.

For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

9.	Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with paragraph 8 of this article shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

10.	The chairman of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

11.	Every share (whether common or special voting) shall confer the right to cast one (1) vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

12.	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

Blank votes shall not be counted as votes cast.

13.	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

14.	Voting by acclamation shall be permitted if none of the shareholders present objects.

15.	No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

16.	Without prejudice to the other provisions of this Article 19, the company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital; and

c.	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

AUDIT.

Article 20.

1.	The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.	If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.

3.	The appointment provided for in paragraph 1 of this article may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.

4.	The accountant may be questioned by the general meeting of shareholders in relation to his statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

5.	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.

FINANCIAL YEAR, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS.

Article 21.

1.	The financial year of the company shall coincide with the calendar year.

2.	The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

3.	The company shall publish its annual accounts. Publication must take place within eight (8) days after they have been adopted in accordance with Article 2:394 of the Civil Code. Publication shall take place by deposit of a copy entirely in the English language at the office of the Trade Register, with a note thereon of the date of adoption, subject to the provision of Article 2:394 paragraph 8 of the Civil Code.

4.	A copy of the annual report in the English language and of the other documents referred to in Article 2:392 of the Civil Code, shall be published simultaneously with the annual accounts and in the same manner.

5.	If the activity of the company or the international structure of its group justifies the same, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

6.	The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Article 2:383d of the Civil Code, the value of the options granted to the executive directors and personnel and shall indicate how this value is determined.

7.	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

8.	The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 2 of this article and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

9.	The general meeting of shareholders shall adopt the annual accounts.

10.	At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

Article 22.

1.	The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (i) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.	The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.

4.	The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.	Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.	Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.	The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.	The board of directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Civil Code and provided further that the policy of the company on additions to reserves and dividends is duly observed.

The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.	The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

11.	Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the board of directors shall determine, provided, however, that the board of directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five (5) consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

AMENDMENT.

Article 23.

A resolution to amend the articles of association of the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.

DISSOLUTION AND WINDING-UP.

Article 24.

1.	A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting. In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders would resolve otherwise.

2.	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

3.	Until the winding-up of the company has been completed, these articles of association shall to the extent possible, remain in full force and effect.

4.	Whatever remains of the company’s equity after all its debts have been discharged

(i)	shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each;

(ii)	secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(iii)	thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(iv)	lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

5.	After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.